UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No)*
Medgenics Inc
(Name of Issuer)
Ordinary Shares and Warrants
(Title of Class of Securities)
58436Q203
(CUSIP Number)
Teresa Poy.
Legal & General Investment Management Ltd.
One Coleman Street
London EC2R 5AA
00-44203-124-3946
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2013
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting persons initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIPNo. 58436Q203
1
NAMES OF REPORTING PERSONS
Legal & General Group Plc (Group)
Legal & General Investment Management Limited (LGIM)
Legal & General Group Plc (L&G)
Legal & General Assurance Society Limited (LGAS & LGPL)
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)?(b)?
3
SEC USE ONLY
4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)
?
6
CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
922,800
8
SHARED VOTING POWER
922,800
9
SOLE DISPOSITIVE POWER
- 0 -
10
SHARED DISPOSITIVE POWER
922,800
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
922,800
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

1

ITEM1. SECURITY AND ISSUER
Medgenics, Inc.
555 California Street, Suite 311
San Francisco, California 94104
Phone: +415.568.2245
Fax: +415.568.2104
Ordinary Shares and Warrants

ITEM2. IDENTITY AND BACKGROUND
(a)
This statement is being filed by:

(i)
Legal and General Investment Management Limited,
One Coleman Street, London, United Kingdom, Investment Management Company


(b)

The address of the principal business and principal office of each of the Reporting Persons is One Coleman St, London, EC2R 5AA.

ITEM3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
N/A
ITEM4. PURPOSE OF TRANSACTION
Disposal of securities of the issuer.
ITEM5. INTEREST IN SECURITIES OF THE ISSUER
(a), (b) Legal and General Investment Management Limited= 560,300
Ordinary Shares and 362,500 Warrants
Total= 922,800.

ITEM6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER
N/A.
ITEM7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 10, 2014
Legal & General Investment Management Ltd.
By: Legal & General Investment Management Ltd,
By:
/s/ Angela Hayter
Angela Hayter
Regulatory Reporting Manager